[Chapman and Cutler LLP Letterhead]

September 26, 2018

VIA EDGAR CORRESPONDENCE

Kimberly Browning
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Innovator ETFs Trust File Nos. 333-146827; 811-22135

Dear Ms. Browning:

This letter responds to your comments, provided by telephone regarding the registration statements filed on Form N-1A for Innovator ETFs Trust (the “Trust”) with the Securities and Exchange Commission (the “Commission”) on September 17, 2018 (the “Registration Statements”). The Registration Statements relate to the Innovator S&P 500 Buffer ETF – October, Innovator S&P 500 Power Buffer ETF – October and Innovator S&P 500 Ultra Buffer ETF – October (the “Funds”), each a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statements. In response to your comments, each Fund filed a revised registration statement on Form N-1A for the Trust on September 25, 2018 (the “Revised Registration Statements”).

Comment 1 – General

The Commission notes that the Registration Statements are incomplete as they do not include the exhibits required by Form N-1A of the 1940 Act.

Response to Comment 1

Pursuant to the Commission’s request, the required exhibits were filed as part of the Revised Registration Statements.

Comment 2 – General

Please confirm that with the exception to changes in Fund names, cap ranges and dates, the Revised Registration Statements contain no additional changes from their July series counterparts.

Response to Comment 2

In addition to the changes referenced by the Commission, the Funds also changed the website address for each Fund (as each Fund has a unique address) and the number of accounts managed and total assets in such accounts by the portfolio managers (to incorporate the July series).

Comment 3 – General

Please confirm that the Funds will file a post-effective amendment to the registration statement setting forth each Fund’s final Cap.

Response to Comment 3

The Funds will file an amendment to the registration statement on POS485B after 5:30 pm E.S.T. on Friday, September 28, 2018, in anticipation of their launch on Monday, October 1, 2018.

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Please call me at (312) 845-3273 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours, Chapman and Cutler llp

By:	/s/ Walter L. Draney
Walter L. Draney